UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on April 20, 2006:

     MASISA S.A.
Publicly-held Corporation
Listed under Chilean Securities Registration N° 825
IMPORTANT EVENT

Santiago, April 20th, 2006

Mr.
Superintendent
Superintendencia de Valores y Seguros
(Chile’s Insurance and Securities Superintendence)

To whom it may concern:

In accordance with the provisions established by article 9 and paragraph two of article 10 of Chilean Corporations Law N°18,045, General Rule N°30 and Rule N°660 of the Superintendencia de Valores y Seguros (Chilean securities regulatory authority). I hereby report the following agreement approved on April 19, 2006, at the Masisa’s Annual Shareholders Meeting.

The payment of the minimum legal dividend and the additional definitive dividend, imputable to the fiscal year ended on December 31, 2005, for a total amount of US$11,491,436.44, which is equivalent to 50% of year 2005 net income subject to distribution (30% minimum legal dividend and 20% additional dividend). This implies a total dividend per share of US$0.00202751262.

The dividend will be paid on May 16, 2006, to all record holders of Masisa Common Stock listed as of May 10, 2006. The dividend will be paid in Chilean pesos, according to the “dólar observado” as published by the “Diario Oficial” on May 12, 2006.

The notice that will communicate to the shareholders this dividend agreement and its way of payment will opportunely be published in the newspaper “La Segunda” of Santiago.

Sincerely,

Patricio Reyes Urrutia
General Counsel
Masisa S.A.

cc.	Bolsa de Valores (Stock Exchange)
Comisión Clasificadora de Riesgos (Risk Classifying Commission)
Clasificadores de Riesgo (Risk Classification)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2006

Masisa S.A.

By:
/s/ Patricio Reyes
Patricio Reyes
General Counsel